Toyota Motor Corporation

PSA Peugeot Citroën to Supply Toyota Europe with

Light Commercial Vehicles for the European Market

Toyota City, Japan, July 23, 2012—Toyota Motor Corporation’s (TMC’s) European subsidiary Toyota Motor Europe NV/SA (TME) and PSA Peugeot Citroën (PSA) have signed an agreement under which PSA will supply light commercial vehicles to TME for sale under the Toyota brand in the European market.

Under the OEM agreement, in mid-2013 PSA will begin supplying TME with a medium-sized van based on the Peugeot “Expert” and the Citroën “Jumpy”. The agreement also includes the next generation of the vehicle, for which TME will cover an appropriate share of development and equipment investment costs. There are no plans for the two companies to enter into capital tie-ups.

Marking the announcement, TME President and CEO Didier Leroy said: “Toyota and PSA already make compact passenger vehicles for the European market under a joint-venture in the Czech Republic. We regard the light commercial vehicle market in Europe to be important for us and we aim to combine our strengths with PSA to meet the needs of European consumers.”

Representing PSA, Executive Vice President Programmes Jean-Christophe Quémard said: “We at PSA are very pleased to strengthen our collaborative relationship with Toyota. We see this new agreement leading to a strengthening of both companies’ competitiveness in the European light commercial vehicle market.”